UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-41631

Xiao-I Corporation

(Translation of registrant’s name into English)

5/F, Building 2, No. 2570

Hechuan Road, Minhang District

Shanghai, China 201101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Entry into a Material Definitive Agreement.

Securities Purchase Agreement

On June 18, 2025, Xiao-I Corporation, a Cayman Islands exempted company with limited liability (the “Company”), entered into two securities purchase agreements (each, a “SPA”) with two institutional investors (the “Investor”) to issue and sell two convertible promissory notes with the aggregate principal amount of $6,128,000 (collectively, the “Notes”), including the initial aggregate principal amount of $5,610,000 and an additional original issue discount in the aggregate amount of $518,000 to be added to the principal amount on the 30-day anniversary of the Purchase Price Date (as defined in the applicable Note). The Notes were sold to the Investors with an Original Issue Discount and are convertible into the Company’s ordinary shares in the form of American Depositary Shares (“Conversion Shares”). Each ADS represents three ordinary shares.

The Notes were sold to the Investors in reliance upon an exemption from securities registration afforded by the Securities Act of 1933, as amended (the “Securities Act”) and the Company received gross proceeds of $5,610,000. The Conversion Shares were offered through a prospectus supplement pursuant to the Company’s effective shelf registration statement on Form F-3, as amended (SEC File No. 333-279306) (which was initially filed with the U.S. Securities and Exchange Commission on May 10, 2024, and declared effective on May 20, 2024), and the base prospectus therein. Such prospectus supplement pursuant to Rule 424(b)(5) of the Securities Act relating to and describing the terms of this offering has been filed with the U.S. Securities and Exchange Commission (“SEC”) on June 18, 2025. Copies of such prospectus supplement and accompanying prospectus may be obtained at the SEC’s website www.sec.gov. On June 20, 2025, the offering of the Notes was consummated.

The Note

Conversion at Option of Holder

Each Note will mature 12 months after the Purchase Price Date (as defined in the applicable Note) and will be convertible into the Company’s ADSs at a conversion price equal to the lower of (i) $3.04428 (the “Fixed Price”) or (ii) 85% multiplied by the lowest daily volume-weighted average price of the ADSs during the ten trading days preceding a conversion (the “Market Price”). The conversion price will be further reduced by $0.05 per ADS to cover any receipt issuance fees incurred by the holder in connection with any conversion (the “Conversion Price”).

An Investor may convert all, or any part, of the outstanding principal of the Note, together with accrued and unpaid interest, any make-whole amount and any late charges thereon, at any time, at the Investor’s option, into Conversion Shares as per the following conversion formula: the number of Conversion Shares equals the amount of the outstanding balance being converted (the “Conversion Amount”) divided by the Conversion Price (subject to pro rata adjustment for any stock split, stock dividend, stock combination and/or similar transactions).

Interest Rate

Each Note will bear interest at a rate of 6% per annum, which will increase to 18% upon the occurrence and during the continuance of an event of default and upon written notice from the Investor. Each Note represents a general obligation of the Company and ranks pari passu with other obligations.

Security

The Note is unsecured.

Prepayment

We may prepay the Notes by providing the Investor ten-trading-days’ advance written notice. Any prepayment will be equal to 101% of the Outstanding Balance (as defined in the Note) if such prepayment is made on or prior to the date that is thirty (30) days from June 20, 2025 and 110% of the Outstanding Balance if such prepayment is made thereafter. We will not be obligated to pay a prepayment premium if the outstanding balance is less than $100,000.00. We may not prepay the Note if an event of default has occurred.

Trigger Events & Events of Default

Each Note enumerates a number of events (referred to as “Trigger Events”) which include, but are not limited to, (a) failure to pay principal, interest or fees when due; (b) appointment of a receiver or similar official over the Company’s assets without resolution within the specified timeframe; (c) insolvency or inability to pay debts of the Company; (d) the Company’s general assignment of assets for creditors; (e) occurrence of a voluntary bankruptcy proceeding by the Company; (f) occurrence of an involuntary bankruptcy proceeding against the Company; (g) failure to perform any covenant agreed under the applicable SPA; (h) entering into a Fundamental Transaction (as defined in the Note) without the applicable Investor’s consent while such Note is outstanding; (i) failure by the Company to maintain an effective registration statement covering Conversion Shares until the six-month anniversary of the Note; (j) failure to deliver any Conversion Shares within the time specified in such Note; (k) the Company’s breach of any covenant or obligation under the Transaction Documents (as defined in the SPA); (l) material misrepresentation in the warranties or statements of the Company; (m) reverse stock splits with respect to the ADSs without proper notice; (n) a court renders a money judgment against the Company of $100,000.00 or more that remains uncontested or unvacated; or (o) breaches of Other Agreements (as defined in the applicable Note) by us or related parties. Upon the occurrence of a Trigger Event, the applicable Investor may at its option, apply a trigger effect which increases the outstanding balance of the Note by an amount equal to 10% for any “Minor Trigger Event” and 15% for any “Major Trigger Event” (as defined in the Note). Additionally, such Investor may at its option, send a written request to the Company requiring a cure of such Trigger Event. In the event that we fail to cure the Trigger Event within ten days, the Trigger Event will automatically convert into an event of default (the “Event of Default”). Upon the occurrence of an Event of Default the applicable Investor may accelerate the Outstanding Balance of the Note and Default Interest (as defined in the Note) equal to 18% per annum will apply.

Ranking

Each Note is a general obligation of the Company and ranks pari passu with other obligations.

Beneficial Ownership Limitation

As further described in the respective Notes, no Investor may beneficially own, as a result of a conversion or otherwise, more than a specified percentage of our outstanding ADSs on any given date—9.99% in the case of one Investor and 4.99% in the case of another (each, a “Beneficial Ownership Limit”). The applicable Beneficial Ownership Limit is non-waivable and shall apply to all affiliates and assigns of the Investors.

There was no placement agent for the sale of the Notes or in connection with the offering of Conversion Shares.

Copies of the forms of the Notes, the SPA, and the legal opinions delivered in connection with the closing of the transaction are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the SPAs and Notes is a summary of the material terms of such agreements, does not purport to be complete, and is qualified in its entirety by reference to the SPAs and the Notes.

INCORPORATION BY REFERENCE

Exhibits 4.1, 5.1, 5.2, and 10.1 to this current report on Form 6-K are incorporated by reference into the registration statement on Form F-3 of Xiao-I Corporation, as amended (SEC File No. 333-279306), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
4.1	Form of Convertible Promissory Note issued to Investors, dated as of June 20, 2025
5.1	Opinion of Jingtian & Gongcheng
5.2	Opinion of Conyers Dill & Pearman
10.1	Form of Securities Purchase Agreement, dated as of June 18, 2025 between the Company and each Investor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2025	Xiao-I Corporation

	By:	/s/ Hui Yuan
		Name:	Hui Yuan
		Title:	Chief Executive Officer

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